

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2016

<u>Via E-mail</u>
Roelof Rongen
Chief Executive Officer
Matinas BioPharma Holdings, Inc.
1545 Route 206 South, Suite 302
Bedminster, New Jersey 07921

> **Re: Matinas BioPharma Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 2, 2016**
> **File No. 333-214391**

Dear Mr. Rongen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Johnny Gharib at (202) 551-3170 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: <u>Via E-mail</u>
Steven M. Skolnick, Esq.
Lowenstein Sandler LLP